                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              STONEPATH GROUP, INC.
                              ---------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   861837-10-2
                                   -----------
                                 (CUSIP Number)


                                Dennis L. Pelino
                              Stonepath Group, Inc.
                           Two Penn Center, Suite 605
                             Philadelphia, PA 19102
                                 (215) 564-9192
               --------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 3, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

-------------------------------------------------------------------------------
CUSIP No. 861837-10-2                  13D               Page 2 of 5 Pages
-------------------------------------------------------------------------------

 (1)  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Dennis L. Pelino
-------------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP:
        (a)  [  ]
        (b)  [  ]
-------------------------------------------------------------------------------
 (3)  SEC USE ONLY

-------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS

       PF
-------------------------------------------------------------------------------
 (5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e):       [  ]
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7)  SOLE VOTING POWER
 BENEFICIALLY OWNED                306,222
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8)  SHARED VOTING POWER
                                   None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  306,222
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  None
-------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,106,222
-------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [  ]

-------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%(1)
-------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------
(1) Based upon 21,469,218 shares of Common Stock outstanding as of July 3, 2002.

-------------------------------------------------------------------------------
CUSIP No. 861837-10-2                  13D               Page 3 of 5 Pages
-------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER.

             This statement relates to the common stock (the "Common Stock") of Stonepath Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at Two Penn Center Plaza, Suite 605, Philadelphia, PA 19102.

ITEM 2.      IDENTITY AND BACKGROUND.

      (a)  Name:             Dennis L. Pelino.

      (b)  Business Address: Stonepath Group, Inc., Two Penn Center, Suite 605
                             Philadelphia, PA  19102.

      (c)  Mr. Pelino is the Chairman and Chief Executive Officer of the Issuer.

      (d) During the last five years, Mr. Pelino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Pelino has not been a party to a civil proceeding or a judicial or administrative body in which, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship:    United States

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Pelino used personal funds to acquire 306,222 shares of Common Stock in the open market at various times during 2001. The remainder of the shares of Common Stock deemed beneficially owned by Mr. Pelino are those shares that may be acquired by him upon the exercise of options granted by the Issuer. The grant of those options required the expenditure of no funds by Mr. Pelino. In the event he exercises any of those options, it is his intent to use his personal funds for that purpose.

ITEM 4.      PURPOSE OF TRANSACTION.

      Mr. Pelino purchased his shares of Common Stock and acquired his options for investment purposes.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Pelino is deemed to beneficially own 2,106,222 shares of Common Stock. This includes 306,222 shares of Common Stock owned by him and vested options to purchase 1,800,000 shares of Common Stock at an exercise price of $.82 that were granted to Mr. Pelino by the Issuer on June 21, 2001. This excludes options to purchase an additional 1,900,000 shares of Common Stock (the "Additional Options") granted to Mr. Pelino by the Issuer on July 3, 2002, at an exercise price of $1.30. One-third of the Additional Options are scheduled to vest, depending upon Mr. Pelino's continued employment with the Issuer, on July 3rd of each of 2003, 2004, and 2005.

-------------------------------------------------------------------------------
CUSIP No. 861837-10-2                  13D               Page 4 of 5 Pages
-------------------------------------------------------------------------------


            The 2,106,222 shares of Common Stock deemed to be beneficially owned by Mr. Pelino constitute 9.8% of the outstanding shares of Common Stock. This calculation is based upon 21,469,218 shares of Common Stock outstanding on July 3, 2002.

      (b) Mr. Pelino has the sole power to vote and to dispose of 306,222 shares of Common Stock. Mr. Pelino will not have the right to vote or dispose of the shares of Common Stock he is deemed to beneficially own by virtue of his options unless and until he exercises those options.

      (c) On July 3, 2002, Mr. Pelino was granted options to purchase 1,900,000 shares of Common Stock at an exercise price of $1.30 per share by the Issuer. Also, on July 3, 2002, the vesting associated with his options to purchase 1,800,000 shares of Common Stock at an exercise price of $.82 per share, granted by the Issuer to Mr. Pelino on June 21, 2001, was 100% accelerated. Prior to July 3, 2002, Mr. Pelino had vested in 600,000 of these options; with the remainder vesting to the extent of 400,000 per year through 2004. The acceleration of the vesting of Mr. Pelino's 1,800,000 options on July 3, 2002 resulted in Mr. Pelino being deemed the beneficial owner of the shares of Common Stock issuable upon the exercise of those options.

      (d) Not Applicable.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The options described in this Schedule 13D have been granted in stock option agreements between Mr. Pelino and the Issuer attached as exhibits referenced in Item 7 hereof.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

      (a) Option to Purchase Common Stock of Stonepath Group, Inc.

      (b) Amendment No. 1 to Amended and Restated Option to purchase Common Stock of Stonepath Group, Inc.

-------------------------------------------------------------------------------
CUSIP No. 861837-10-2                  13D               Page 5 of 5 Pages
-------------------------------------------------------------------------------


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 3, 2002             /s/ Dennis L. Pelino
                                -----------------------------------
                                Dennis L. Pelino